SECURITI 06007939

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52253

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALADDIN CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six Landmark Square
(No. and Street)

Stamford CT 06901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Schlim (203) 487-6709
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square New York NY 10036-6530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Schillini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alcobhi Capital LLC, as of March 28, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

DRIKA B. HUBBELL
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Aladdin Capital LLC

December 31, 2005
with Report of Independent Registered Public Accounting Firm

Aladdin Capital LLC

Statement of Financial Condition

December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Management of the Member of
Aladdin Capital LLC

We have audited the accompanying statement of financial condition of Aladdin Capital LLC (the "Company") as of December 31, 2005. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aladdin Capital LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 29, 2006

Aladdin Capital LLC

Statement of Financial Condition

December 31, 2005

Assets		
Cash and cash equivalents	$	1,089,310
Deposit with clearing broker		1,000,000
Receivables from clearing broker and others		54,743
Securities owned, at fair value		902,493
Other assets		3,782
Total assets	$	3,050,328
Liabilities and member's capital		
Liabilities:		
Payables to brokers	$	5,375
Payables to affiliates		326,930
Accounts payable and accrued expenses		94,090
		426,395
Member's capital		2,623,933
Total liabilities and member's capital	$	3,050,328

See accompanying notes to statement of financial condition.

Aladdin Capital LLC

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

Aladdin Capital LLC (the "Company") was organized as a Delaware Limited Liability Company on November 5, 1999 and is a wholly-owned subsidiary of Aladdin Capital Holdings, LLC (the "Parent"). The Company is primarily engaged in the trading of government and corporate debt securities for its own behalf from its offices in Stamford, Connecticut. The Company also enters into securities transactions as agent for entities affiliated with or related to the Parent, and may enter into securities transactions as agent for unaffiliated institutional customers and entities. The Company may also act as a placement agent of private equity or debt securities. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers.

The Company operates on a fully disclosed basis through a clearing broker.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market bank accounts maintained at major U.S. money center banks. The Company defines cash equivalents as short-term interest bearing investments with maturities at time of purchase of three months or less.

Securities Transactions

Proprietary and customers' securities transactions are recorded on a trade date basis.

3. Deposit with and Receivables/Payables from/to Brokers

The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker, Citigroup, to maintain a collateral account during the term of the agreement to secure its obligations under the agreement. Accordingly, the Company has $1,000,000 on deposit with its clearing broker, which is restricted and is intended to cover losses the clearing broker may incur as a result of clearing securities transactions.

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005 and for the year then ended, the Company has recorded no liabilities nor paid expenses with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company maintains the credit standing of the clearing broker and all counterparties with which it conducts business.

Receivables/Payables from/to brokers represent the net settlement amount from unsettled trades and other amounts due from/to the Company.

4. Securities Owned

In March 2005, the Company purchased $1,000,000 of preference shares at par of an affiliated non-registered investment entity, Landmark V CDO Ltd. The Company carries these shares at estimated fair value on the statement of financial condition. The estimated fair value of the Company's investment in the CDO is derived from a discounted cash flow analysis based on management assumptions regarding future cash flows, including the following significant assumptions:

(a) Interim cash flows were based on management's estimate of future distributions to be paid to equity holders. These estimated future distributions were based on assumptions regarding the underlying collateral, including annual default rates for bank loans and high-yield bonds of 2%, constant net interest coupons and spreads on the collateral throughout the reinvestment period of 8.55% and 2.75% respectively; and proceeds from prepayments and principal payments on the collateral are reinvested in assets with comparable interest rates and credit quality.

(b) The discount rate utilized in the fair value analysis is 15%, which represents management's estimate of the yield that an investor would require for a similar equity instrument. The Company's investment in the equity tranche of the CDO is illiquid. The estimated fair value of this investment, as presented in the statement of financial condition, does not necessarily represent the amount that could be obtained from the sale of this investment. The use of different assumptions in the discounted cash flow analysis will result in different estimates of fair value on this investment, which could be material. Changes in the credit quality or performance of the underlying collateral, the availability and price of assets available for reinvestment, interest rates and/or the interest rate curve, or other market conditions could have a material impact on the estimated fair value of the investment.

Receivables from brokers and others include $16,627 of dividends receivable earned on the Company's investment in Landmark V CDO Ltd.

5. Income Taxes

The Company is a disregarded entity for tax purposes since the Company's Parent is a multi-member Limited Liability Company and a nontaxable entity. As a result no provision for income taxes has been made.

6. Related Party Transactions

The Company shares office facilities and related services with its Parent and other affiliated entities. Under a service agreement between the Company and its Parent, the Company is required to pay the Parent a monthly fee for insurance, use of office space, personnel, utilities and general office supplies. For the year ended December 31, 2005, the average cost per month charged by the Parent to the Company was $14,965.

Payables to affiliates includes amounts due to the Parent under the service agreement, as well as net amounts received by the Company which were due to affiliates.

Some of the Company's directors and officers also serve as directors, officers and employees of the Parent and its affiliates.

7. Concentration of Risks

The Company is engaged in various trading and brokerage activities with counterparties which primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as management deems necessary, the credit standing of each counterparty.

8. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote. Therefore, the Company has not accrued any liability in connection with such indemnifications.

9. Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Accounting standards No. 107, "Disclosure about Fair Value of Financial Instruments", approximates the carrying amounts presented in the statement of financial condition.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. At December 31, 2005, the Company had net capital of $1,662,915, which exceeded required net capital of $100,000 by $1,562,915. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1.

During 2005, the Company's management approved and paid a distribution of $9,000,000 in cash to the Parent.

11. Purchase of Securities under Agreements to Resell

Transactions involving purchases of securities under agreements to resell (i.e., reverse purchase agreements) are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require the counterparty to deposit additional collateral or return collateral pledged when appropriate. If the counterparty defaults and the value of the collateral declines or if bankruptcy proceedings commenced with respect to the counterparty, realization of the collateral by the Company may be delayed or limited. There were no reverse purchase agreements open at December 31, 2005.